FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

13 September 2022

HSBC HOLDINGS PLC

INTERIM DIVIDEND EXCHANGE RATE DATE CHANGE

On 1 August 2022, the Directors of HSBC Holdings plc approved an interim dividend for the 2022 half year of US$0.09 per ordinary share. It was announced that the dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 19 September 2022.

The 19 September 2022 has now been made a Bank Holiday in the United Kingdom due to the funeral of Her Majesty Queen Elizabeth II.

The forward exchange rates to be used will now be quoted by HSBC Bank plc in London at or about 11.00am on 20 September 2022. Other than as stated in this announcement, there are no changes to the arrangements regarding the interim dividend for the 2022 half year as announced on 1 August 2022.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 13 September 2022